Unit B9, 431 Roberts Rd, Subiaco WA 6008Tel: + 618 (08) 6313 3975Fax: + 618 (08) 6270 6339Email: invest@missionnewenergy.comWebsite: www.missionnewenergy.com

28 November 2019
ANNOUNCEMENT

RESULTS OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

Mission NewEnergy Limited advises that at the Annual General Meeting held on the 28th November 2019, all the resolutions put to the members were passed on a show of hands.

Set out below is a summary of proxy votes exercisable by all proxies validly appointed in relation to each resolution.

	For	Against	Abstain	Proxy Holder’s Discretion
Resolution 1: Adoption of remuneration report	13,9352,03	20,447	1,180	2,501,184
Resolution 2: Re-election of Director – Mr. James Garton	24,660,813	17,889	1,050	2,503,219

Guy Burnett
Company Secretary